SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 23, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

List of authorities

BOARD OF DIRECTORS

Terms End

Chairman	Delfín Jorge Ezequiel Carballo (1)	12-31-2017
Directors	Jorge Pablo Brito	12-31-2018
	Carlos Alberto Giovanelli	12-31-2018
	Nelson Damián Pozzoli	12-31-2018
	José Alfredo Sánchez (2)	12-31-2018
	Martín Estanislao Gorosito (2)	12-31-2018
	Roberto Julio Eilbaum (2)	12-31-2017
	Mario Luis Vicens (2)	12-31-2017
	Juan Martín Monge Varela (2)	12-31-2017
	Marcos Brito	12-31-2019
	Alejandro Eduardo Fargosi (2)	12-31-2019
	Delfín Federico Ezequiel Carballo	12-31-2019
Alternate Directors	Constanza Brito	12-31-2018
	Eliseo Félix Santi (2) Fabián de Paul (2)	12-31-2018 12-31-2018

(1) Vice Chairman acting as Chairman

(2) Independent Director

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2017
	Carlos Javier Piazza	12-31-2017
	Silvana María Gentile	12-31-2017
Alternate Syndics	Alejandro Carlos Piazza	12-31-2017
	Leonardo Pablo Cortigiani	12-31-2017
	Enrique Alfredo Fila	12-31-2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 23, 2017

MACRO BANK INC.

	By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer